Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following newsletter was posted to AMR Corporation’s intranet on March 20, 2013.

New American Arriving Doug talks combined culture, network US Airways CEO Doug Parker met last week with members of the editorial board at Bloomberg News, which has been closely following the story of an American Airlines/US Airways merger since American first filed for bankruptcy in late 2011. At the meeting, Doug shared some of his best insights and stories about US Airways and the merger process, and took questions from the board about outstanding issues and next steps. Doug then sat down with Bloomberg TV reporter Adam Johnson for an on-camera interview about his perspectives now that the merger has been announced Below are some excerpts from their conversation (a full-length clip can be found at Bloomberg com): On corporate cultures at US Airways and American Airlines: Adam Johnson: What’s your perception of personalities of the two different companies? Doug Parker: I started at American I know American’s system well It’s an airline that is a fantastic brand A management team that is outstanding I was hired there I always thought we hired the best people there I was there last week talking to a number of the people there, and what I’ve found is a fantastic group of management people who are excited and ready to go So we’ve got a great opportunity here to take two cultures, put them together and create one that’s even better with the best management team in the business And we’re excited about that On the combined company’s network: Adam Johnson: So 6,700 routes roughly if you look at the tough combined together Only 12 overlapping nonstops So given the footprints are so different, how do you leverage it by doing more than just saying, well, now you can go to more places? Is that the whole story? Doug Parker: It’s the primary part of the story The reality is you take these two networks that are so complementary, put them together, and you create for both independent units that never could have existed before online So that’s the primary source of the value Once you do that of course, you can create more value by now going to corporate customers, for example, and saying look, we want your business back One of the airlines over time has lost that business to one of these larger airlines that can take you to all those places So now we can now we can be competitive in those accounts Hill happenings: Save the date – March 19 The American Airlines and US Airways teams are pounding the pavement in D.C. this month, explaining the benefits of our merger to public officials and drumming up support for the combination. Next up: Doug Parker and AA CEO Tom Horton will appear jointly and testify at a hearing at 10 a.m. ET on March 19 before the U.S. Senate Subcommittee on Antitrust, Competition Policy and Consumer Rights, part of the Senate Committee on the Judiciary. Stay tuned for updates from that event, which can be heard by webcast on www.judiciary.senate.gov. INSIDE Kirby, APFA look to next steps pg 2 Hub love: MIA pg 3 New places, new faces pg 4 Legal Limerick pg 5 Send your questions to corporate.communications@usairways.com Send your questions to corporate.communications@usairways.com Arrivals Arrivals def. Creating Premier Global Carrier March 13, 2013 Issue 4

Kirby, APFA look to next steps

Last week, leaders from the Association of Professional Flight Attendants (APFA), the union representing American Airlines flight attendants, held their 20th Annual Convention in Fort Lauderdale, Fla. US President Scott Kirby stopped by to address APFA leaders from all of American's flight attendant crew bases and APFA officers, thanking the leaders for their support of the merger and talking about the benefits of the merger to employees and next steps in the merger process.


APFA
Unity Pays

From left to right, APFA Vice President, ***Marcus Gluth****; APFA President,* ***Laura Glading****; and US President,* ***Scott Kirby****.*

One of the next steps for APFA is to meet with their colleagues at US Airways. Following the overwhelming ratification of a new flight attendant agreement at US Airways on Feb. 28, plans are for the two unions to meet and begin the process of working toward a combined agreement. US Airways flight attendants are represented by the Association of Flight Attendants (AFA). AFA strongly supports the merger and along with APFA, attended the merger announcement on Feb. 14 and the hearing in the House of Representatives on Feb. 26.

"We must remain committed to seeing this merger through in the months to come. Gaining a seat for APFA at the table brings with it tremendous responsibility – and just the start of the process of profoundly influencing and defining labor-management relations in the new American."
– Laura Glading, President APFA to APFA leadership last week.

What people are saying: Industry Leadership

Consensus continues to grow that this merger will establish the combined American Airlines-US Airways as a network leader at the forefront of an increasingly successful industry. Here's some of the latest chatter about the new American:

"The USHCC is delighted with the announcement of this merger, as it exemplifies the spirit of American business and allows one of our nation's most iconic brands to continue to thrive in global markets. This merger will result in a more focused, efficient industry leader whose flights will better facilitate commerce at home and abroad. American Airlines has remained steadfast in delivering high performance standards even under difficult circumstances. The USHCC has stood proudly by our friends at American Airlines, and I am certain this merger will undoubtedly make American Airlines a worldwide leader in commercial aviation."
– Javier Palomarez, President and CEO, United States Hispanic Chamber of Commerce (Feb. 28, 2013)

"We like the merger agreement, and think it will change LCC considerably…we expect the combined company to be well positioned in an industry that has set itself up for profitable growth in years ahead."
– Jim Corridore, Senior Security Analyst, S&P Capital IQ (Feb. 26, 2013)

"I am going to do something unprecedented here on Mad Money. I'm going to recommend the stock of an airline, an industry I have outright hated for at least 10 years. Today, I'm willing to come out right here, right now, and say that I'm bullish on the entire airline sector for the first time in well over a decade, and that US Airways is the best stock of the bunch."
– Jim Cramer, Host of CNBC's "Mad Money" (March 5, 2013)

"Doug's been pursuing the notion of enlarging US Airways for a long time. For this deal, he is in the right place at the right time, and they put the story together in a very persuasive way."
– Robert Crandall, Former President, American Airlines (March 11, 2013)

Bloomberg
US Air CEO Defies Buffett Adage Seeing American on Top
3.11.13

The Dallas Morning News
JetBlue eager to deepen and expand relationship with American Airlines
3.5.13

Star-Telegram
Who's bullish on US Airways stock? Mad Money's Jim Cramer
3.6.13

Forbes
American + U.S. Airways: A match made in heaven?
3.5.13

Send your questions to corporate.communications@usairways.com
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Hub love: MIA To help our employees learn more about our operations as a merged carrier, each issue of Arrivals will spotlight one of the combined company’s hubs. Check out this weekly feature for fun facts and information about the new American’s nine biggest operational centers. Miami (MIA) Miami has been a key hub for American Airlines since 1989, when the airline first acquired routes to Central and South America from the now-defunct Eastern Air Lines Today Miami International Airport is the “gateway to the Americas” for the airline, which currently operates more flights to more Latin American destinations than any other carrier MIA handles the most cargo in the American Airlines system At MIA, American offers more than 300 daily flights with service to destinations including: Latin America, Mexico, the Caribbean, Canada and Europe In 2012 more than 25 million passengers travelled to and from MIA on American and American Eagle Together, American and American Eagle serve more than 100 destinations from MIA Miami International Airport (MIA) was established as an American hub in 1989. This hub city is important to connecting the U.S. to key markets in Latin America and the Caribbean as well as connecting customers and cargo from South America to Asia. How will the merger benefit MIA? The merger of US Airways and American Airlines will: Cement the combined company’s position as the leading carrier for traffic to and from Latin America Strengthen MIA’s national and international connectivity – together US Airways and American Airlines offer 319 daily departures out of MIA Support jobs and communities in the region – together the two companies employ 11,650 people and serve 15 locations throughout the state Thoughts from third parties “People who live in Miami and fly American will be able to fly to more destinations under one brand That’s very important for the business traveler because he’s looking for an airline that flies to cities that he does business in.” – Tom Parsons, Founder and CEO, BestFares com (Feb 22, 2013) “Charlotte and Miami blanket the Delta mega hub in Atlanta I think it will pose a very credible challenge to Delta ” – Henry Harteveldt, Travel Industry Analyst, Hudson Crossing (Feb 14, 2013) “You’ll see some additional service, I believe, from Miami to Europe because of the merger, and better connections to Asian markets It’ll be good for the Miami area [The new leadership] will do everything they can to make sure Miami stays as one of the major hub airports of the system.” – Robert Herbst, Founder, Airlinefinancials.com (Feb. 14, 2013) “The merger ensures a strong American Airlines that will continue to play a major role in transforming South Florida’s economy for years to come.” – Editorial, Miami Herald (Feb 17, 2013) Miami Fun Facts Miami is the only major city in the U.S. to be founded by a woman, Julia Tuttle Miami is commonly referred to as the “Capital of Latin America ” Miami has an average annual daily temperature of 76 degrees Fahrenheit/23 degrees Celsius Miami is the only metropolitan city in the U.S. that borders two national parks, Everglades National Park and Biscayne National Park, the only underwater national park in the country In Miami Beach the Art Deco District offers one the world’s greatest concentrations of 1930s architecture with pastel hued hotels, porthole windows, breezy front porches and nautical motifs Miami’s Little Havana is one of the best places to experience Miami’s Latin flavor and savor Cuban food On Calle Ocho (Southwest Eighth Street), stroll over to Domino Park for some local color Walk into any of several cigar shops and watch stogies being hand-rolled by skilled torcedores Miami is surrounded by water. You can dive, snorkel, canoe, kayak, standup paddleboard (SUP), windsurf, or fish to your heart’s content. Miami’s nightlife is legendary with many clubs open till 5 a m Send your questions to corporate.communications@usairways.com 3

Heard in the sky Arrivals asked AA’s MIA employees: “What do you love about your hub?” “Our cultural diversity not only of our employees but of the markets we serve, is what I enjoy the most about our Miami hub Here at MIA, we have the best of all worlds be it North American, central, South American or European And let’s not forget the Caribbean countries we serve Where else can you see, feel and taste all of that in one place?” - Wayne Zimmerman MIA Director of Facilities and Automotive “Where do you start when you say ‘Miami?’ Is it the diversity of our inhabitants, the beauty of the water and the sky, or is it the amazingly different, yet unified vibes of the various towns that make up Miami? Or, is it the high energy that defines our international business and travel from the world class Port of Miami, or the destinations reached from the Miami International Airport Whatever you find here, you will feel at home. That is what makes Miami special to me “ - Bob Raleigh Chief Pilot, MIA “I’m fortunate being based in such a dynamic, diverse and colorful hub I enjoy putting my Spanish, French and Portuguese language skills to good use in Miami! I’m looking forward for Miami to keep growing ” - Orlando Jimenez MIA-based International Flight Attendant “Friendly sunny smiles” - David Gilbert Manager of Flight Administration, MIA New places, new faces The merger will give US Airways customers and employees access to dozens of new destinations around the world. Each week Arrivals will spotlight some of these new routes, so you can learn more about the extended reach of our new network. Lima, Peru (LIM) The Journey Airport: Jorge Chávez International Airport Get There Nonstop From: Miami (MIA) Aircraft: Boeing 757 American Airlines began service to Peru in July 1990, with two flights from Miami (MIA) to LIM on an Airbus A300 and a Boeing 757 The AAdvantage operations center and the ticketing center for all of Latin America are located in LIM, as well as the web support and customer service department for AA com Español American has a flight attendant base in LIM. American offers two daily flights between LIM and MIA. The Destination Official Language: Spanish Population: 7,605,742 Lima was founded by Spanish conquistador Francisco Pizarro in 1535 Lima is known as the “Gastronomic Capital of the Americas” because the city offers a wide variety of restaurants and inviting locales where you can taste delicious dishes, the result of the mixing of European, African, Asian, and Andean cuisines Lima has numerous varied museums like the National Museum of Archeology, Anthropology, and History and the Rafael Larco Herrera Archeological Museum, which guards priceless Incan and pre-Incan treasures The Plaza de Armas or Plaza Mayor in the historical center of Lima. Tegucigalpa, Honduras (TGU) The Journey Airport: Toncontín International Airport Get There Nonstop From: Miami (MIA) Aircraft: Boeing 757 American Airlines began service to Honduras in August 1990 with one daily flight from MIA to TGU on a Boeing 727-200. Today, American has one daily flight from MIA to TGU. American flies to two other destinations in Honduras, San Pedro Sula and Roatan The Destination Official Language: Spanish Population: 1,126,534 Tegucigalpa is Honduras’ capital and largest city Founded in the 16th century, Tegucigalpa was a gold and silver-mining center Tegucigalpa is located in a valley surrounded by mountain ranges Tegucigalpa is commonly referred to as “Tegus ” Christ Statue of El Picacho, Tegucigalpa, Honduras Send your questions to corporate.communications@usairways.com 4

Legal Limerick Following is legal language, which we’re required to print on each internal and external publication related to the merger. Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approvalThe proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc(“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction.INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at wwwusairwayscom or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O.Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction.Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above.Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar wordsThese forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statementsThe following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus.Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statementsNeither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Stay in the Know We’ll continue sending you updates to keep you informed.In the meantime, please visit: Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines that features relevant employee info and will be regularly updated Follow us on Twitter at @USAirways and @USemployees, and on Facebook at US Airways Questions: corporatecommunications@usairwayscom Arrivals March 13, 2013 ISSUE 4 Editor: Liz Landau, liz.landau@usairways.com past issues available on Wings Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. Send your questions to corporate.communications@usairways.com 5